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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                              SCHEDULE 14D-9
                   Solicitation/Recommendation Statement
                                Pursuant to
                             Section 14(d)(4)
                  of the Securities Exchange Act of 1934

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                          Talley Industries, Inc.

                         (Name of Subject Company)

                          Talley Industries, Inc.

                   (Name of Person(s) Filing Statement)


                  Common Stock, par value $1.00 per share
        (Including the associated Preferred Stock Purchase Rights)
                      (Title of Class of Securities)
                                 87468710
                   (CUSIP Number of Class of Securities)

      Series A Convertible Preferred Stock, par value $1.00 per share
                      (Title and Class of Securities)
                                 87468720
                   (CUSIP Number of Class of Securities)

Series B $1.00 Cumulative Convertible Preferred Stock, par value $1.00 per share
                      (Title of Class of Securities)
                                 87468730
                   (CUSIP Number of Class of Securities)

                             Mark S. Dickerson
                              Vice President,
                       General Counsel and Secretary
                          Talley Industries, Inc.
                          2702 North 44th Street
                                Suite 100A
                          Phoenix, Arizona 85008
                              (602) 957-7711
         (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s)
                             Filing Statement)


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                                Copies to:
                             William L. Rosoff
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

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Item 1. Security and Subject Company.

               The name of the subject company is Talley Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2702 North 44th Street, Suite 100A, Phoenix, Arizona 85008. The classes of equity securities to which this Statement relates are the Company's Common Stock, par value $1.00 per share (the "Common Stock"), Series A Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), and Series B $1.00 Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock") (the Series A Preferred Stock and the Series B Preferred Stock being collectively referred to herein as the "Preferred Stock"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (the Common Stock, the Preferred Stock and the Rights being collectively referred to herein as the "Shares").

Item 2. Tender Offer of the Bidder.

               This statement relates to the tender offer by Score Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 2, 1997 (the "Schedule 14D-1"), to purchase for cash any and all issued and outstanding Shares at a price of $12.00 per share of Common Stock, $11.70 per share of Series A Preferred Stock and $16.00 per share of Series B Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated October 2, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). As set forth in the Offer to Purchase, each of Purchaser and Parent has its principal executive offices at 101 West Bern Street, Reading, Pennsylvania 19601.

               The Offer is being made pursuant to the Agreement and Plan of Merger, dated September 25, 1997, among the Company, Purchaser and Parent (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit A to this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, as soon as practicable following the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, the Shares outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other subsidiary of Parent, or Shares held by stockholders who properly exercise their appraisal rights under the Delaware General Corporation Law (the "Delaware Law")) will, by virtue of the Merger and without any action on the part of holder thereof, be converted into the right to receive $12.00 per share of Common Stock, $11.70 per share of Series A Preferred Stock and $16.00 per share of Series B Preferred Stock (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Shares. The Merger Agreement is summarized in Item 3 of the Schedule 14D-9.

Item 3. Identity and Background.

(a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in the Schedule 14D-9 (other than in the summary of the Merger Agreement below) are to the Company and its subsidiaries, viewed as a single entity.

(b) Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and the Company's executive officers, directors or affiliates or Purchaser or its executive officers, directors or affiliates.

               Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described at page 5 and pages 11 through 13 of the Company's Definitive Proxy Statement, dated April 11, 1997 (the "1997 Proxy Statement"). A copy of such portion of the 1997 Proxy Statement is filed as Exhibit A and the portions thereof referred to herein are incorporated by reference.(*)

               Reference is also made to Schedule I of the Schedule 14D-9 for additional information in response to this Item.

Prior Relationship with Parent or Purchaser.

               In late 1995, Parent became a major customer of Talley Metals Technology, Inc. ("Talley Metals"), a subsidiary of the Company, when Parent was forced to supplement its own production of bar product to meet heavy demand by its customers. By the end of 1996, Parent's purchases of Talley bar product declined as the demand versus capacity imbalance for Parent's bar product decreased significantly.

               Another subsidiary of the Company, Amcan Specialty Steels, Inc. ("Amcan"), is a master distributor of stainless steel long products and supplies steel service centers, including Parent's network of distribution facilities. Amcan has sold to Parent since 1989. Amcan has also sourced bar product in non-Company sizes from Parent since 1993.

               In 1996, Parent's purchases represented 14.4% of the combined sales of Talley Metals and Amcan. During the first nine months of 1997, Parent's purchases represented 5.0% of the combined sales of Talley Metals and Amcan.

Merger Agreement

               The Offer. The Merger Agreement provides for the commencement of the Offer as soon as reasonably practicable after the date of the Merger Agreement, but in no event later than the fifth business day after the public announcement of the execution of the Merger Agreement. The obligation of Purchaser and Parent to consummate the Offer, to accept for payment and to pay for any Shares tendered shall be subject to only those conditions set forth in the Merger Agreement, any of which may be waived by Purchaser in its sole discretion (other than the Minimum Tender Condition (as defined below)).
Under the Merger Agreement, Purchaser and the Parent expressly reserve the right to modify the terms of the Offer, except that neither Purchaser nor Parent shall, without the prior written consent of the Company, (a) decrease the consideration payable in the Offer; (b) change the form of consideration payable in the Offer, (c) decrease the number of Shares sought pursuant to the Offer, (d) change or modify the conditions to the Offer in a manner adverse to the Company or holders of Shares, (e) impose additional conditions to the Offer, (f) waive the Minimum Tender Condition (as defined below), or (g) amend any term of the Offer in any manner adverse to the Company or holders of Shares. Notwithstanding the foregoing, Purchaser, without the consent of the Company, (i) shall extend the Offer, if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for Shares shall not have been satisfied, until such time as such condition is satisfied or waived, if such condition may in the reasonable judgment of Purchaser be satisfied in a time period reasonable for such satisfaction, (ii) may, if any such condition is not waived, extend the Offer until such condition is waived, (iii) may extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer and (iv) may extend the Offer on one or more occasions for an aggregate period of not more than five business days if the Minimum Tender Condition (as defined below) has been satisfied and there has theretofore been validly tendered and not withdrawn Shares representing at least 70% but less than 90% of each class of the outstanding Shares (on a fully diluted basis).

---------------
(*) As of the date of the 1997 Proxy Statement, Mr. William H. Mallender was
    Chairman of the Board and Chief Executive Officer of the Company. Mr. Mallender was not re-elected to the Board of Directors at the 1997 Annual Meeting and subsequently resigned as an officer of the Company. On June 9, 1997, Admiral Paul L. Foster succeeded Mr. Mallender as Chairman of the Board and Chief Executive Officer of the Company.

               The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the relevant provisions of the Delaware Law, Purchaser shall be merged with and into the Company (the "Merger") as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") under the name "Talley Industries, Inc." and shall continue its existence under the laws of the State of Delaware, and the separate corporate existence of Purchaser shall cease. At the election of Parent, and subject to the execution of an appropriate amendment to the Merger Agreement, any direct or indirect wholly owned subsidiary of Parent may be substituted for Purchaser as a constituent corporation in the Merger.

               At the Effective Time (as defined in the Merger Agreement), by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any of the following securities: (a) each Share held by the Company as treasury stock and each issued and outstanding Share owned by Parent, Purchaser or any other subsidiary of Parent shall be canceled and retired and no payment made with respect thereto; (b) each issued and outstanding Share, other than those Shares referred to in (a) above, or Dissenting Shares (as defined below), shall be converted into the right to receive from the Surviving Corporation an amount of cash, without interest, equal to the respective offer price applicable to such Share (the "Merger Consideration"); and (c) each common share, par value $1 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one fully-paid and nonassessable share of common stock, par value $1 per share, of the Surviving Corporation.

               Any issued and outstanding Shares held by a person who objects to the Merger and complies with all the provisions of the Delaware Law concerning the right of holders of Shares to require appraisal of their Shares ("Dissenting Shares") shall become the right to receive such consideration as may be determined to be due to such stockholder pursuant to the laws of the State of Delaware. If, after the Effective Time, such stockholder withdraws his demand for appraisal or fails to perfect or otherwise loses his right of appraisal, in any case pursuant to the Delaware Law, his Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration.

               Organizational Documents. The Merger Agreement also provides that the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation from and after the Effective Time until amended in accordance with applicable law and that the Bylaws of Purchaser in effect at the Effective Time shall be the Bylaws of the Surviving Corporation from and after the Effective Time until amended in accordance with applicable law. The directors of Purchaser and the officers of the Company immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified, except that the President and Chief Executive Officer of Purchaser will become the Chairman and Chief Executive Officer of the Surviving Corporation.

               Stockholders' Meeting. After consummation of the Offer, to the extent required by applicable law, the Company shall promptly take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene a stockholders' meeting (the "Meeting") to consider and vote on the Merger Agreement and the transactions contemplated thereby. At the Meeting, all of the Shares then owned by Parent, Purchaser or any other subsidiary of Parent shall be voted to approve the Merger Agreement. Subject to its fiduciary duties, the Board of Directors of the Company shall recommend that the Company's stockholders vote to approve the Merger Agreement if such vote is sought, shall use its best efforts to solicit from stockholders of the Company proxies in favor of the Merger and shall take all other reasonable action in its judgment necessary and appropriate to secure the vote of stockholders required by the Delaware Law to effect the Merger.

               Notwithstanding the foregoing, in the event that Purchaser shall acquire Preferred Shares representing at least 90% of the votes represented by all outstanding Preferred Shares and Common Shares representing at least 90% of the votes represented by all outstanding Common Shares, the parties to the Merger Agreement agree, at the request of Purchaser, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the Delaware Law, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

               Proxy Statement. If required under applicable law, the Company and Parent shall prepare the Proxy Statement, file it with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as promptly as practicable after Purchaser purchases Shares pursuant to the Offer, and use all reasonable efforts to have it cleared by the SEC. As promptly as practicable after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the stockholders of the Company as of the record date for the Meeting.

               Company Board Representation. The Merger Agreement provides that, promptly upon the acceptance for payment of and payment for any Shares by Purchaser, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the number of directors on the Board of Directors of the Company and (ii) the percentage that such number of votes represented by Shares so purchased bears to the number of votes represented by Shares outstanding, and the Company shall at such time, subject to applicable law, including applicable fiduciary duties, cause Purchaser's designees to be so elected by its existing Board of Directors.

               Conduct of Business Pending Merger. Except as contemplated by the Merger Agreement or as approved in writing by Parent, during the period from the date of the Merger Agreement to the acceptance of Shares for payment, the Company and the Subsidiaries will each conduct its operations according to its ordinary and usual course of business. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary, without the prior written consent of Parent, will (i) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) additional shares of capital stock of any class (including the Shares), or securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or other convertible securities, or grant or accelerate any right to convert or exchange any securities of the Company for shares, other than (1) Shares issuable pursuant to the terms of outstanding stock options and commitments disclosed in the Merger Agreement, or (2) issuance of shares of capital stock to the Company by a wholly-owned Subsidiary, or (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on the date thereof or split, combine or reclassify any of the Company's capital stock;
(ii) purchase, redeem or otherwise acquire, or propose to purchase or otherwise acquire, any of its outstanding securities (including the Shares);
(iii) declare, set aside or pay any dividend or other distribution on any shares of capital stock of the Company other than the regular quarterly dividends of $.275 per share with respect to the Series A Preferred Shares and $.25 per share with respect to the Series B Preferred Shares, except that a direct or indirect wholly-owned Subsidiary may pay a dividend or distribution to its parent; (iv) except as disclosed to Parent prior to the date of the Merger Agreement, make any acquisition of a material amount of assets or securities, any disposition (including by way of mortgage, license, encumber or any Lien) of a material amount of assets or securities, or enter into a material contract or release or relinquish any material contract rights, or make any amendments, or modifications thereto, except in all instances for actions in the ordinary course of business; (v) (A) except in the ordinary course of business, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances of capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned Subsidiary; (vi) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business or in accordance with their terms; (vii) propose or adopt any amendments (initiated by the Board of Directors) to the Certificate of Incorporation or Bylaws of the Company (or any such similar organizational documents of the Company's Subsidiaries); (viii) except as disclosed in the Merger Agreement, enter into any new employment, severance or termination agreements with, or grant any increase in severance or termination pay to, any officers, directors or key employees or grant any material increases in the compensation or benefits to officers, directors and key employees; (ix) change any accounting methods, principles or practices materially affecting their assets, liabilities or business, except insofar as may be required by a change in generally accepted accounting principles; (x) make any material tax election or settle or compromise any material income tax liability; (xi) except as disclosed to Parent prior to the date of the Merger Agreement, make or agree to make any new capital expenditure or expenditures not previously committed to which individually is in excess of $500,000 or which in the aggregate are in excess of $1 million; or (xii) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in the Merger Agreement untrue or incorrect at any time prior to acceptance of Shares for payment in the Offer.

               Access to Information. Between the date of the Merger Agreement and the Effective Time, the Company will upon reasonable notice (i) give Parent and its authorized representatives reasonable access during regular business hours to the Company's and each Subsidiary's plants, offices, warehouses and other facilities and to its books and records, (ii) permit Parent to make such inspections as it may require, and (iii) cause its officers and those of the Company's Subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and the Subsidiaries (as defined in the Merger Agreement) as Parent may from time to time reasonably request. Information obtained by Parent shall be subject to the provisions of the confidentiality agreement between the Company and Parent, dated August 7, 1997 (the "Confidentiality Agreement"), which remains in full force and effect, but shall terminate upon the acceptance for payment of the Shares pursuant to the Offer.

               No Solicitation of Transactions. The Merger Agreement provides that the Company shall not, nor shall it permit any Subsidiary to, nor shall it authorize or permit any officer, director or employee of or any representative of the Company or any of the Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any proposal with respect to a merger or other business combination involving the Company or any proposal or offer to acquire in any manner, an equity interest in not less than 20% of the outstanding voting securities of, or assets representing not less than 20% of the annual revenues or net earnings of the Company and the Subsidiaries taken as a whole (a "Takeover Proposal") or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, a Takeover Proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, to the extent consistent with the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by the Board of Directors after consultation with outside counsel, the Company may upon receipt by the Company of an unsolicited written, bona fide Takeover Proposal, furnish information with respect to the Company pursuant to a customary confidentiality agreement containing "standstill" provisions no less onerous than in the Confidentiality Agreement and participate in negotiations regarding such Takeover Proposal.

               Reasonable Best Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto will use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, (i) obtaining all necessary consents, approvals or waivers from third parties and governmental authorities necessary to the consummation of the transactions contemplated by the Merger Agreement and (ii) opposing vigorously any litigation or administrative proceeding relating to the Merger Agreement or the transactions contemplated thereby.

               Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations and warranties by the Company as to the Company's capitalization, the absence of any required filings and consents, the absence of conflicts with charter documents and contracts, SEC filings and financial statements, absence of certain changes, compliance with applicable laws, the absence of litigation, employee benefits plans, the filing and compliance of reports with the requirements of the SEC, environmental matters, brokers and taxes.

               Indemnification. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of the Company, the existence of which does not constitute a breach of the Merger Agreement, shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect (to the extent consistent with applicable law) in accordance with their terms.
For six years after the Effective Time, Parent shall cause the Surviving Corporation to honor its commitments and obligations pursuant to the indemnification procedures listed in the Merger Agreement; and the Surviving Corporation shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time, including but not limited to the transactions contemplated by this Agreement, covering each person currently covered by the Company's officers' and directors' liability insurance policy, or who becomes covered by such policy prior to the Effective Time, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement (provided that in satisfying its obligation under this Section the Surviving Corporation shall not be obligated to pay annual premiums in excess of 175% of the amount per annum the Company paid in its last full fiscal year).

               Employee Plans and Benefits. As soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the stock plans) shall adopt such resolutions or take such other actions as are required in accordance with the stock plans to adjust the terms of all outstanding stock options to provide that, at the Effective Time, each stock option, whether vested or not, outstanding immediately prior to the Effective Time be canceled in exchange for a cash payment by the Company of an amount equal to (i) the excess, if any, of (x) the price per Share to be paid pursuant to the Offer over (y) the exercise price per Share subject to such stock option, multiplied by (ii) the number of Shares for which such stock option shall not theretofore have been exercised. The stock plans shall terminate as of the Effective Time, and the provisions in any other Benefit Plan providing for the potential issuance, transfer or grant of any capital stock of the Company or any Subsidiary or any interest in respect of any capital stock of the Company or any Subsidiary shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a stock option or any participant in the stock plans or other benefit plan shall have any right thereunder to acquire any capital stock of the Company or any Subsidiary or the Surviving Corporation.

               Employment Contracts. From and after the Effective Time, Parent shall cause the Surviving Corporation to honor in accordance with their terms all existing employment, severance, consulting or other compensation agreements, plans or contracts between the Company or any Subsidiary and any officer, director or employee of the Company or any Subsidiary. For the one-year period immediately following the Effective Time, Parent shall cause the Company to provide such benefit plans, programs and arrangements that are no less favorable in the aggregate than the existing benefit plans.

               Termination. The Merger Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company: (a) by mutual written consent of the Company and Parent; (b) by either the Company or Parent, if (1) the Offer terminates or expires in accordance with its terms without Purchaser's having purchased any Shares pursuant to the Offer because of a failure of any of the conditions set forth in the Merger Agreement (provided, however, that the right to terminate shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure to have satisfied any such condition); (2) Shares have not been accepted for payment pursuant to the Offer on or prior to December 31, 1997; (provided, however, that the right to terminate shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated by such time); (3) any Governmental Entity (as defined below) shall have issued a final order, injunction, decree, judgment or ruling or taken any other final action restraining or otherwise prohibiting consummation of the Merger or any of the other transactions contemplated by the Merger Agreement and such action shall have become final and nonappealable; (provided, however, that the party seeking to terminate pursuant to this clause shall have used all reasonable efforts to prevent the entry of and to remove such action; or (4) the Board of Directors of the Company shall have
(A) withdrawn or modified in a manner adverse to Parent and Purchaser its approval or recommendation of the Offer or the Merger or (B) approved or recommended any Takeover Proposal in respect of the Company. In the event that the Merger Agreement is terminated by the Company or Parent pursuant to clause (4) the Company shall promptly, but in no event later than two business days after such event, pay Parent a fee (the "Termination Fee") of $6 million in cash in immediately available funds by wire transfer to an account designated by Parent.

               Conditions of the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been approved by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law; (b) Purchaser shall have accepted for payment and purchased Shares tendered pursuant to the Offer; and (c) no judgment, order, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Government Entity or other legal restraint or prohibition (collectively, "Restraints") preventing the consummation of the Merger shall be in effect, provided, however, that the party seeking to assert this condition shall have used reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

               Except as otherwise specifically provided in the Merger Agreement, each party shall bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

Certain Conditions of the Offer.

               Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or pay for, subject to Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment, and may terminate or amend the Offer if (i) that number of Shares which would represent at least a majority of the voting power represented by the Shares and other securities entitled generally to vote in the election of directors of the Company outstanding on a fully diluted basis after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into or exchangeable for Shares or such voting securities shall not have been validly tendered and not withdrawn immediately prior to the expiration of the Offer (the "Minimum Tender Condition"), (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of commencement of the Offer and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist or shall occur:

     (a) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, (ii) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation, whether or not mandatory, by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity") on, or other event that materially affects, the extension of credit by banks or other lending institutions, (iv) any commencement of a war, armed hostilities or other national or international calamity involving the armed forces of the United States, (v) any decline, measured from the date of the Merger Agreement, in either the Dow Jones Industrial Average or the Standard & Poor's Index of 400 Industrial Companies by an amount in excess of 20%, (vi) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (b) there shall be pending by any Governmental Entity, or threatened by the staff of any Governmental Entity, any suit, action or proceeding,
(i) challenging the acquisition by Parent or Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company or the Subsidiaries, or Parent or its subsidiaries, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company or the Subsidiaries, or Parent or its subsidiaries, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote the Shares accepted for payment by it on all matters properly presented to the stockholders of the Company, or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or the Subsidiaries;

     (c) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) though (iv) of paragraph (b) above;

     (d) the Company shall have entered into an agreement concerning any Superior Proposal (as defined in the Merger Agreement), or the Board of Directors of the Company or any committee thereof shall have resolved to enter into such an agreement;

     (e) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Purchaser or any affiliate thereof) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of Shares representing a majority of the total votes represented by all outstanding Shares;

     (f) the Merger Agreement shall have been terminated in accordance with its terms; or

     (g) any of the representations and warranties of the Company set forth in the Merger Agreement were inaccurate in any material respect when made or become inaccurate in any material respect at any time thereafter, or the Company shall have failed in any material respect to perform any obligation or covenant required by the Merger Agreement to be performed or complied with by it;

               which, in the reasonable judgment of Purchaser and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment, purchase of, or payment for Shares.

               The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition and may be waived by Purchaser or Parent, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser or Parent. The failure by Purchaser or Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

               A copy of the Merger Agreement is filed as Exhibit B hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

               Confidentiality Agreement. Pursuant to the Confidentiality Agreement entered into as of August 11, 1997 between J.P. Morgan, solely as the Company's representative, and Parent (the "Confidentiality Agreement"), the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding a possible acquisition and the exchange of certain confidential information concerning the Company.

               The Confidentiality Agreement also provided for a period of exclusivity during which the Company and its officers, directors, employees and other representatives, including J.P. Morgan, its financial advisor, were not permitted to solicit, initiate, or encourage any offers or proposals for the acquisition of the Company, or of any of the capital stock or all or substantially all of the assets of the Company, from third parties. The Company, however, upon notice to Parent, had the right to participate in discussions or negotiations with, and provide confidential information to, a third party, if the Chairman of the Board of Directors determined in good faith, after receiving advice from its financial advisor, that such third party had submitted a bona fide proposal or indication of interest that was, or could reasonably be expected to lead to, an Acquisition Proposal (as defined in the Confidentiality Agreement) that was financially superior to the
non-binding indication of interest from Parent.   The exclusivity period
expired on September 25, 1997.

               A copy of the Confidentiality Agreement is filed as Exhibit C hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

               Rights Agreement. Pursuant to the Merger Agreement, the Company's Board of Directors has taken all action necessary to render the Rights Agreement inapplicable to the Offer, the Merger and any other transaction contemplated by the Merger Agreement. The Board of Directors adopted a resolution prior to the execution of the Merger Agreement to the effect that the acquisition of Shares pursuant to the Offer and the Merger constituted a Permitted Offer (as defined in the Rights Agreement), and that no further action by the Board of Directors was necessary under the Rights Agreement in order to render the Rights issued thereunder inapplicable to the Offer, the Merger and any other transactions contemplated by the Merger Agreement.

Item 4. The Solicitation or Recommendation.

     (a) In early 1997, a dissident stockholder group led by Mr. Saad Alissa publicly disclosed that it might launch a proxy fight to oust a class of the Company's current directors and to eliminate the Company's antitakeover protections. This action followed discussions between the Company and Mr. Alissa during which Mr. Alissa suggested, among other things, that the Company hire an investment banker to provide strategic advice to the Company.

               At its meeting on March 4, 1997, the Board of Directors unanimously agreed to engage an independent investment bank to provide strategic financial advice to the Company. After interviewing several investment banks, a committee of three outside directors selected J.P. Morgan. See Item 5.

               On April 11, 1997, the stockholder group led by Saad Alissa, which at that time controlled approximately 10.3% of the Common Stock, filed its proxy materials seeking to replace the Company's directors nominated for reelection at the Company's annual meeting and to remove certain of the Company's antitakeover protections.

               On May 8, 1997, at the Company's annual meeting, the Company's stockholders elected Mr. Ralph A. Rockow and Mr. Robert T. Craig, both of whom were nominees of Saad Alissa's group, to the Board of Directors.

               On June 3, 1997, Mr. Mallender, who was not reelected to the Board of Directors at the annual meeting, resigned as Chairman and Chief Executive Officer of the Company. Several days thereafter, Admiral Foster became Chairman and Chief Executive Officer of the Company.

               On June 12, 1997, in a letter addressed to Admiral Foster, a party made an indication of interest at a specified value range to purchase the Company's subsidiary, Universal Propulsion Company, Inc. In a letter dated June 24, 1997 sent to the party who had sent the June 12 letter and to other parties that had previously expressed interest in certain of the Company's businesses, Admiral Foster responded that the Company would not consider any proposals until it had concluded its strategic financial review.

               On June 19, 1997, representatives of J.P. Morgan Securities
Inc. ("J.P. Morgan") presented the initial findings of their strategic review of the Company to the Board of Directors. After the presentation, the Board of Directors, with the participation of the J.P. Morgan representatives, discussed various alternatives for the Company, including, among others, (i) a "stay the course" strategy consisting of the continued pursuit of the Company's then strategic objectives; (ii) clarification of the Company's business portfolio through selected divestitures (whether via sale, spinoff or other divestiture method); and (iii) sale or liquidation of the entire
Company. A decision on which alternatives to pursue was postponed until the next meeting of the Board of Directors.

               On July 18, 1997, in a telephone conversation with Admiral Foster, Mr. Robert Cardy, the Chairman and Chief Executive Officer of Parent, expressed interest in purchasing the steel businesses of the Company for a purchase price of $110,000,000. In a subsequent telephone conversation, Admiral Foster responded that the Company's Board would be meeting on July 22 and 23 and that he would call Mr. Cardy after that meeting.

               On July 22 and July 23, 1997, the Board of Directors met to consider the various courses of action that had been reviewed at its June
meeting.     Representatives of J.P. Morgan participated in a discussion of the various alternatives and responded to questions from the Board on a wide range of topics, including the possibility of spinning off one or more units as a separate company, the prospects for improving the Company's stock price in the short term and the potential benefits and risks associated with a sale of the Company. Parent's proposal concerning the Company's steel businesses was also discussed at this time, including an analysis of the "tax leakage" from any sale (the taxes payable by the Company on the gain above the relatively low tax basis of the steel assets) and the resulting reduction in cash flow. This analysis, among other things, indicated that a sale of the steel businesses would be dilutive to the Company's earnings.

               After the representatives of J.P. Morgan were excused from the meeting, the Board of Directors unanimously voted to engage J.P.
Morgan to explore the sale of the Company and advise the Board of Directors in connection with such sale. The Board of Directors decided to reject Parent's offer to purchase the Company's steel businesses, but decided to encourage Parent to consider submitting an offer for the entire Company.

               Following the Board meeting, Admiral Foster called Mr. Cardy to inform him that at the present time the Company was not interested in selling individual subsidiaries but would entertain proposals for the entire Company.

               On August 1, 1997, Admiral Foster received from Mr. Cardy a nonbinding indication of interest to purchase all of the outstanding shares of Common Stock of the Company for a purchase price of $10 per share. Parent's indication of interest was conditioned upon receipt by Parent of an exclusive due diligence period. In the letter, Mr. Cardy also stated that Parent would consider increasing the proposed price in its indication of interest if it received additional information on the Company's air bag business, as information publicly available regarding the nascent air bag business did not permit a proper valuation of that business.

               After consultation with representatives of J.P. Morgan and senior management of the Company, Admiral Foster rejected Parent's $10 per share indication of interest. In a letter dated August 4, 1997 addressed to Mr. Cardy, Admiral Foster stated that Parent's $10 per share indication of interest was insufficient to warrant the grant of a period of exclusive due diligence. Admiral Foster, however, did offer Parent the opportunity to conduct limited due diligence on the Company's air bag business.

               On August 4, 1997, Mr. Cardy accepted Admiral Foster's offer of limited due diligence, and an initial confidentiality agreement between Parent and the Company was executed. On August 5, 1997, the limited due diligence was conducted.

               On August 7, 1997, in a letter addressed to Admiral Foster, Mr. Cardy increased the proposed price in Parent's proposal to purchase all outstanding shares of Common Stock to $12.00 per share. Parent's $12 per share proposal was subject to due diligence and Parent Board approval of a definitive agreement and conditioned upon receipt by Parent of an exclusive due diligence period. After consultation with representatives of J.P.
Morgan and the Company's outside legal advisor, the Company acceded to Parent's request for a 45-day period of due diligence but agreed to only a limited exclusivity provision, which provided that the Company would not initiate, solicit or encourage other offers for the Company during this period, but could participate in discussions or negotiations with, and provide confidential information to, a third party if Admiral Foster determined in good faith, after receiving advice from the Company's financial advisor, that such third party had submitted a bona fide proposal or indication of interest that was, or could reasonably have been expected to lead to, an acquisition proposal that was financially superior to Parent's $12 per share proposal. On August 11, 1997, Parent and J.P.
Morgan, solely as the Company's representative, executed the Confidentiality Agreement.

               During the period from August 11, 1997 until the execution of the Merger Agreement on September 25, 1997, Parent conducted a due diligence review of the Company's operations which included due diligence on all of the Company's divisions at the Company's corporate headquarters and at each of the Company's major facilities.

               During this period, the Company and representatives of J.P. Morgan received a number of inquiries from third parties concerning the Company as a whole and certain of the Company's businesses. Certain of these inquiries were requests for nonpublic information regarding the Company. In response to these requests, such parties were told that if they were interested in receiving non-public information, they would need to be as specific as possible as to the nature of their interest, in particular with respect to their valuation assumptions.

               On several occasions during Parent's due diligence period, in response to requests from representatives of the Company and J.P. Morgan to increase the value of their offer, Parent responded that it was unwilling to pay more than $12 per share of Common Stock.

               On August 22, 1997, Admiral Foster received a letter from a party containing a proposal to purchase for cash at a purchase price of $12.00 per share a majority (but not all) of the Company's outstanding shares of Common Stock. The party's proposal was conditioned upon obtaining financing and upon the Company agreeing to pay a break-up fee to the party in the amount of $1 per outstanding share of Common Stock in the event the Company terminated its agreement with the party to accept a superior proposal. In a letter dated August 27, 1997, a representative of J.P. Morgan informed the party that it was not in a position, at that time, to enter into discussions or provide any confidential information to the party on the basis of the proposal as set forth in its August 22 letter. After this letter was sent, a representative of J.P. Morgan called a representative of the party to inform the party that as a result of the restrictions set forth in the Confidentiality Agreement, the Company would not be able to engage in discussions unless the party improved its proposal.

               On September 11, 1997, the Board of Directors held a special meeting to receive an update from representatives of J.P. Morgan on the status of the discussions between Parent and the Company. At the meeting, representatives of J.P. Morgan informed the Board that they had received a number of inquiries regarding certain of the Company's businesses but no inquiries (other than Parent's) with respect to the purchase of all the outstanding shares of Common Stock of the Company. J.P. Morgan's representatives also told the Board that, based upon their judgments as to the values of the individual businesses of the Company, they did not believe that a liquidation of the Company could reasonably be expected to lead to value superior to Parent's $12 per share proposal. During the same meeting, representatives of J.P. Morgan also reviewed with the Board an updated valuation analysis of the Company.

               On September 16, 1997, Admiral Foster received another letter from the party that sent the August 22 letter. In this letter, the party made separate proposals to purchase at specified value ranges the government products and services segment and the industrial products and services segment of the Company and also requested permission to conduct due diligence. In a subsequent telephone conversation, Admiral Foster asked a representative of the party whether the proposals included the air bag business. The representative informed Admiral Foster that the proposals did not include air bags since insufficient public information was available with which to value that business. When Admiral Foster offered to provide the same limited due diligence on the air bag business that had previously been provided to Parent, the party stated that it wanted to perform full due diligence on the government products and services segment and the industrial products and services segment. After discussions with representatives of J.P. Morgan and the Company's outside legal counsel, Admiral Foster called the party to inform it that its proposals as described in the September 16 letter were not sufficient to permit the Company to allow it to conduct extensive due diligence.

               On September 18, 1997, during a telephone conversation, representatives of J.P. Morgan were informed by representatives of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), Parent's financial advisor, that Parent would agree to pay $11.70 per share of Series A Preferred Stock and $16.00 per share of Series B Preferred Stock. During this conversation, representatives of Credit Suisse First Boston stated that Parent was unwilling to offer any additional consideration for the Preferred Stock.

               From September 19, 1997 through September 25, 1997, the legal advisors to Parent and the Company conducted negotiations on the terms and conditions of the Offer, the Merger and the Merger Agreement.

               On September 25, 1997, the Board of Directors of the Company held a meeting to consider the Offer, the Merger and the Merger Agreement.
All of the Company's directors participated in the meeting. At the commencement of the meeting, Mr. Rockow and Mr. Craig made a motion to adjourn the meeting for two weeks to provide additional time to consider the Offer, the Merger and the Merger Agreement. The motion was defeated by a vote of 8 of the 10 directors. At the meeting, the Board of Directors of the Company reviewed the Offer, the Merger and the Merger Agreement with the Company's executive officers, outside legal counsel and representatives of J.P. Morgan. The Board of Directors of the Company heard presentations by its outside legal counsel with respect to the terms of the proposed Offer, the Merger and the Merger Agreement and by representatives of J.P. Morgan with respect to the financial terms of the proposed Offer and the Merger. The Board of Directors, with the participation of the representatives of J.P. Morgan, reviewed again the alternatives for the Company discussed during the Board's June meeting.
In this connection, representatives of J.P. Morgan discussed with the Board of Directors an analysis of various liquidation scenarios and concluded that, after taking into account taxes, debt and corporate charges that would be payable in connection with a liquidation and the risks, uncertainties and time requirements associated with a liquidation process, none of those scenarios would be reasonably likely to provide the Company's stockholders with value superior to the proposed transaction with Parent.

               At the conclusion of their presentation, representatives of J.P. Morgan delivered their oral opinion to the Board of Directors (subsequently confirmed in writing) that, as of such date, the consideration proposed to be received by the stockholders of the Company in the Offer and in the Merger was fair, from a financial point of view, to such holders.

               Based upon such discussions, presentations and opinion, the Board of Directors, by a vote of 8 of the 10 directors, (i) approved the Offer and the Merger and the execution of the Merger Agreement substantially in the form presented to it, and (ii) determined to recommend that the Company's stockholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement. Mr. Rockow and Mr. Craig voted against the transaction.

               Later on September 25, 1997, representatives of the Company, Parent and Purchaser executed the Merger Agreement. Parent and the Company each issued a press release announcing the deal on September 26, 1997.

     (b) In reaching its conclusions and recommendation described in section (a) above, the Board of Directors considered a number of factors, including the following:

     (i) The Company's businesses, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects.

    (ii) The Company's existing competition in the industries in which it operates and future competition in its major product lines, the relative size of the other participants in the industries in which it operates and the available capital and resources of such other participants as compared to the available capital and resources of the Company.

   (iii) The oral opinion (subsequently confirmed in writing) of J.P. Morgan, the Company's financial advisor, that, as of the date thereof and based upon and subject to various considerations and assumptions set forth therein, the consideration to be paid to the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of the opinion rendered by J.P. Morgan to the Company's Board of Directors, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by J.P. Morgan in arriving at its opinion, is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read such opinion in its entirety.

    (iv) The financial analysis performed by J.P. Morgan, which indicated, among other things, that (A) based solely upon a discounted cash flow analysis of the projections prepared by the management of the Company, if the Company were sold in pieces, a value range of approximately $11 to $13 per share of Common Stock would likely be realized by the Company's stockholders (after taking into account taxes, debt and corporate charges that would be payable in connection with such a liquidation) and (B) based upon the valuation methodologies employed by J.P. Morgan, including a discounted cash flow analysis premised upon management's projections and management's projections as adjusted by J.P. Morgan, a comparable company analysis and a comparable acquisition analysis, if the Company were sold in pieces, a value range of approximately $6 to $8 per share of Common Stock would likely be realized by the Company's stockholders (after taking into account taxes, debt and corporate charges that would be payable in connection with such a liquidation). The J.P. Morgan analysis also indicated that if the risks, uncertainties and time requirements associated with a liquidation process were taken into account, the present value of each of these ranges would likely be substantially lower.

     (v) The publicity surrounding the proxy contest (the "Proxy Contest") conducted by a dissident stockholder group and the disclosure by the Company that it had retained J.P. Morgan to conduct a strategic financial review of the Company and the effect of such information on the market of potentially interested acquirors.

    (vi) The number and quality of the indications of interest received by the Company and J.P. Morgan since the Proxy Contest.

   (vii) The fact that the Offer would not be subject to a financing condition.

  (viii) The alternatives to the Merger available to the Company, including, without limitation, (A) continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction and (B) the sale or spin-off of all or some of the various businesses that comprise the Company, which the Board of Directors deemed less attractive in light of the uncertainties associated with each of these alternatives, the limitations imposed by the Company's existing debt covenants, and the timing and possible values that might be realized by stockholders pursuant to such alternatives.

    (ix) The facts that the (A) $12.00 per share of Common Stock price to be received by the Company's stockholders in both the Offer and the Merger represents premiums of 21.7%, 27.1%, 30.6% and 32.3% over the average closing prices for the 30-day period, the 45-day period, the 60-day period and the 90-day period, respectively, preceding September 25, 1997 and a premium of approximately 44.9% over the average price at which the Common Stock has traded in the past year and (B) $16.00 per share of Series B Preferred Stock price to be received by the Company's stockholders in both the Offer and the Merger represents negative premiums of 4.9%, 2.7%, 1.6% and .2% over the average closing prices for the 30-day period, the 45-day period, the 60-day period and the 90-day period, respectively, preceding September 25, 1997 and a premium of approximately 1.2% over the average price at which the Series B Preferred Stock has traded in the past year; and that such prices would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders.

     (x) The fact that the price per share of Preferred Stock to be received by the Company's preferred stockholders in both the Offer and the Merger is equivalent to the sum of the conversion value for each share of Preferred Stock and an amount equal to one quarterly dividend on each share of Preferred Stock.

    (xi) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement including, without limitation, the facts that the terms of the Merger Agreement will not unduly discourage other third parties from making bona fide proposals subsequent to execution of the Merger Agreement, will not prevent the Company from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with such third parties and will permit the Company, subject to payment of the Termination Fee, to enter into a transaction with a party that makes a bona fide proposal that would offer the Company's stockholders greater value than the Offer and the Merger.

   (xii) The structure of the transaction which is designed, among other things, to result in receipt by the holders of Shares at the earliest practicable time of the consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same.

  (xiii)  The likelihood that the Offer and the Merger would be consummated.

               The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

Item 5. Persons Retained, Employed or to be Compensated.

               The Company has retained J.P. Morgan as its financial advisor in connection with the Offer, the Merger and other matters arising in connection therewith. Pursuant to an engagement letter agreement dated July 23, 1997 between the Company and J.P. Morgan (the "Engagement Letter"), the Company paid J.P. Morgan a fee of $200,000 in cash on the date the Engagement Letter was executed, which fee is to be credited against any Success Fee (as defined below) payable upon consummation of a Transaction (as defined below) or other fees earned by J.P. Morgan pursuant to the Engagement Letter. In addition, the Company has agreed to pay J.P. Morgan an "Alternative Transaction Fee" in the amount of $1,500,000 (offset by any Success Fee) if with the consent of the Company, another person acquires from the Company (x) common stock of, or voting power in, the Company representing 20% or more but less than a majority of such common stock or voting power calculated on a fully-diluted basis or (y) assets of the Company representing 20% or more but less than a majority of the Company's book value. The Company has also agreed to pay to J.P. Morgan a fee of $100,000 if, after 12 months from the date of the Engagement Letter, neither a Success Fee nor an Alternative Transaction Fee is payable. The Company has also agreed to reimburse J.P. Morgan for all reasonable out-of-pocket expenses, including, without limitation, the fees and expenses of counsel, and to indemnify J.P. Morgan and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

               For purposes of the Engagement Letter, the following terms have the following meanings:

               "Success Fee" means a fee in an amount equal to (a) 2.0% of that portion of the Transaction Value (as defined below) up to $100,000,000, plus (b) 1.5% of that portion of the Transaction Value in excess of $100,000,000 but less than or equal to $200,000,000, plus (c) 1.0% of that portion of the Transaction Value in excess of $200,000,000.

               "Transaction" means the occurrence of any of the following events: (a) the acquisition by another person of a majority of the outstanding common stock of, or voting power in, the Company calculated on a fully-diluted basis; (b) a merger or consolidation of the Company with another person; (c) the acquisition by another person of assets of the Company representing a majority of the Company's book value; or (d) the receipt by stockholders of the Company of any cash, securities, or other assets to be distributed in any spin-off, split-off, or other extraordinary dividend.

               "Transaction Value" means (a) the aggregate amount of consideration received by the Company and/or its stockholders (treating any shares issuable upon exercise of options, warrants, or other rights of conversion as outstanding) in any Transaction, plus (b) the amount of any debt securities or other indebtedness for borrowed money assumed, redeemed, or remaining outstanding or equity securities redeemed or remaining outstanding in connection with any Transaction, plus (c) without duplication, the value of any securities, cash, or other assets distributed to stockholders of the Company.

               J.P. Morgan is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes. J.P. Morgan was selected by the Company to act as its financial advisor on the basis of J.P. Morgan's qualifications, expertise and reputation in investment banking, in general, and in mergers and acquisitions specifically and because it had no prior investment banking relationship with the Company.

               Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

     (a) During the past sixty days no transaction in the Shares has been effected by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company other than the purchase by the independent trustee of the Company's 401(k) plan in the ordinary course of 12,000 shares of Common Stock in open market transactions.

     (b) To the best knowledge of the Company, eight of the ten directors of the Company and all of the Company's executive officers currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act). Mr. Rockow and Mr. Craig have advised the Company that they do not presently intend to tender, pursuant to the Offer, any Shares held of record or beneficially owned by them.

Item 7. Certain Negotiations and Transactions by the Subject Company.

     (a) Except as described in Item 3(b), no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, a purchase, sale or transfer of a material amount of assets by the Company, a tender offer for or other acquisition of securities by or of the Company or any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described under Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7. Subject to the terms of the Merger Agreement described in Item 3(b) under "Merger Agreement", the Company may engage in discussions or negotiations with respect to transactions or proposals of the type referred to above in this Item 7. At its meeting held on September 25, 1997, the Board of Directors determined that public disclosure with respect to the parties to, or the possible terms of any proposals made in connection with, or agreements that may result from, discussions or negotiations relating to a Takeover Proposal might jeopardize their continuation, and adopted a resolution that management need not make any such public disclosure unless and until an agreement in principle is reached relating thereto, unless otherwise required by applicable law.

Item 8. Additional Information to be Furnished.

     (a) Section 203. As a Delaware corporation, the Company is subject to
Section 203 ("Section 203") of the Delaware Law. Section 203 prohibits a corporation which has voting stock traded on a national securities exchange, designated on The NASDAQ Stock Market or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder (defined as the owner of 15% or more of the corporation's voting stock), or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if (i) prior to such date, the board of directors gives prior approval to the business combination or the transaction in which the 15% ownership level is exceeded, (ii) the interested stockholder acquires, in the transaction pursuant to which the interested stockholder becomes the owner of 15% or more of the outstanding stock, 85% of the corporation's stock (excluding those shares owned by persons who are directors and also officers as well as employee stock plans in which employees do not have a confidential right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the related transactions.

     (b) Article Fifth of the Company's Amended Certificate of Incorporation. Under Article Fifth of the Company's Amended Certificate of Incorporation, certain extraordinary transactions require the prior approval of at least four-fifths of the directors then in office or the vote of at least four-fifths of the outstanding stock of the Company entitled to vote thereon or compliance with specified procedural requirements. In accordance with Article Fifth, the Company's Board by a vote of not less than four-fifths of the directors then in office approved the transactions contemplated by the Merger Agreement, thereby exempting such transactions from such provisions.

     (c) Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

               Pursuant to the requirements of the HSR Act, Parent and the Company expect to file the required Notification and Report Forms (the "Forms") with respect to the Offer and the Merger with the Antitrust Division and the FTC as soon as reasonably practicable following the date hereof. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on the fifteenth day after Purchaser has filed its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent and the Company with such request. Thereafter, such waiting period can be extended only by court order.

               A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

               The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Item 9. Material to be Filed as Exhibits.

               The following Exhibits are filed herewith:

  A.   Portions of the Company's Definitive Proxy Statement dated April 11,
1997.

  B. Agreement and Plan of Merger dated September 25, 1997 among the Company, Purchaser and Parent.

  C. Confidentiality Agreement dated August 11, 1997 between J.P. Morgan, solely as the Company's Representative, and Parent.

  D.   Letter to the Company's stockholders dated October 2, 1997.(*)

  E. Opinion of J.P. Morgan dated September 25, 1997 (attached as Annex A hereto).(*)

  F.   Press Release of the Company dated September 26, 1997.

  G.   Press Release of the Company dated September 30, 1997.



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                 Talley Industries, Inc.


                                 By:   /s/ Mark S. Dickerson
                                     ----------------------------------------
                                     Name:  Mark S. Dickerson
                                     Title: Vice President and Secretary

                                  Date: October 2, 1997

-------------
(*)Included in copies mailed to stockholders.



                                                                       ANNEX A


                  [Letterhead of J.P. Morgan Securities Inc.]


                                                       September 25, 1997

The Board of Directors
Talley Industries, Inc.
2702 North 44th Street
Suite 100A
Phoenix, AZ 85008

      Attention: Admiral Paul L. Foster
                 Chairman and Chief Executive Officer

Gentlemen:

               You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Talley Industries, Inc. (the "Company") of the consideration proposed to be paid to them in connection with the proposed Tender Offer (as hereinafter defined) and subsequent merger (the "Merger") of the Company with a wholly-owned subsidiary of Carpenter Technology Corporation (the "Buyer"). We understand that pursuant to an Agreement and Plan of Merger (the "Agreement"), to be entered into among the Company, the Buyer and Score Acquisition Corp. (the "Acquisition Sub"), (i) Acquisition Sub will commence a cash tender offer (the "Tender Offer") to purchase all outstanding shares of the Company's (a) Common Stock, par value $1 per share (the "Common Shares") for $12.00 per share; (b) Series A Convertible Preferred Stock, par value $1 per share ("Series A Preferred Shares") for $11.70 per share; and (c) Series B $1 Cumulative Convertible Preferred Stock, par value $1 per share ("Series B Preferred Shares" and together with the Series A Preferred Shares, the "Preferred Shares" and together with the Common Shares, collectively the "Shares") for $16.00 and
(ii) following the Tender Offer the Acquisition Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of the Buyer and upon consummation of the Merger each Common Share and each Preferred Share will receive the same consideration paid in the Tender Offer (other than Shares beneficially owned by the Buyer or Shares for which dissenters' rights have been perfected).

               In arriving at our opinion, we have reviewed (i) a draft of the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies in businesses comparable to those of the Company and the consideration received for such companies; (iv) current and historical market prices of the Shares; (v) the audited financial statements of the Company for the fiscal year ended December 31, 1996, and the unaudited financial statements of the Company for the period ended June 30, 1997; (vi) the terms of the Preferred Shares; (vii) certain agreements with respect to outstanding indebtedness or obligations of the Company; (viii) certain internal financial analyses and forecasts prepared by the Company and its management; and (ix) the terms of other business combinations that we deemed relevant.

               In addition, we have held discussions with certain members of the senior management of the Company with respect to certain aspects of the Tender Offer and the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believe necessary or appropriate to our inquiry. We have visited certain representative facilities of the Company, and reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

               In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Tender Offer and the Merger will have the tax consequences described in discussions with, and in materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. In considering the allocation of consideration to be paid by the Buyer to the holders of the Preferred Shares and the Common Shares, we have assumed that the conversion ratios for converting Preferred Shares into Common Shares reflect the relative differences in value between the Preferred Shares and the Common Shares. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel to the Company.

               Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

               We have acted as financial advisor to the Company with respect to the proposed Tender Offer and Merger and will receive a fee from the Company for our services. We will also receive an additional fee from the Company if the Tender Offer is consummated. With respect to the Buyer, our affiliate, Morgan Guaranty Trust Company of New York, currently serves as agent bank for the Buyer's existing bank financing. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company or the Buyer for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

               On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid pursuant to the Agreement to the holders of the Shares in the Tender Offer and Merger is fair, from a financial point of view, to such holders.

               This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to whether to tender Preferred or Common Shares pursuant to the Tender Offer or how such shareholder should vote with respect to the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any proxy, information or solicitation/recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.


                                        Very truly yours,

                                        J.P. MORGAN SECURITIES INC.

                                        By:  /s/ Nicholas B. Paumgarten
                                            ---------------------------------
                                            Name:  Nicholas B. Paumgarten
                                            Title: Managing Director





                                                                    SCHEDULE I


                            Talley Industries, Inc.
                            2702 North 44th Street
                            Phoenix, Arizona 85008


                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


General

               This Information Statement is being mailed on or about October 2, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, par value
$1.00 per share (the "Common Stock"), Series A Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), and Series B $1.00 Cumulative Convertible Preferred Stock, par value $1.00 per share
(the "Series B Preferred Stock") (the Series A Preferred Stock and the Series B Preferred Stock being collectively referred to herein as the "Preferred Stock"), including the associated Preferred Stock Purchase
Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (the Common Stock, the Preferred Stock and the Rights being collectively referred to herein as the "Shares") of Talley Industries, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Carpenter Technology Corporation ("Parent") to a majority of the seats on the Board of Directors of the Company pursuant to the Agreement and Plan of Merger dated September 25, 1997, among the Company, Score Acquisition Corp. ("Purchaser") and Parent (the "Merger Agreement"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

               Pursuant to the Merger Agreement, Purchaser is offering to purchase all outstanding and issued Shares at a price of $12.00 per share of Common Stock, $11.70 per share of Series A Preferred Stock and $16.00 per share of Series B Preferred Stock. The Offer was commenced by Purchaser on October 2, 1997 and is scheduled to expire at 12:00 midnight (New York time) on Thursday, October 30, 1997, unless extended. The Merger Agreement and Offer are more fully described under Item 3(b) of the
Schedule 14D-9, to which this Information Statement is attached as Schedule
I.

               The information contained in this Information Statement (including information incorporated by reference) concerning Parent and Purchaser and the Purchaser's Designees (as defined below) has been furnished to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.


                             PURCHASER'S DESIGNEES

               Pursuant to the Merger Agreement and subject to compliance with applicable law, promptly upon Purchaser's acceptance for payment of and payment for any Shares, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors of the Company equal to the product of (i) the number of directors on the Board of Directors of the Company and (ii) the percentage that such number of votes represented by Shares so purchased bears to the number of votes represented by Shares outstanding ("Purchaser's
Designees"), and the Company shall at such time, subject to applicable law, including applicable fiduciary duties, cause Purchaser's Designees to be so elected by its existing Board of Directors; provided, however, that in the event that Purchaser's Designees are elected to the Board of Directors of the Company, until the Effective Time such Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers or affiliates of the Company (the "Independent Directors"); and provided further, that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company, or officers or affiliates of Parent or any of their respective subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.
In connection with the foregoing, the Company will, subject to applicable law, including applicable fiduciary duties, promptly, at the option of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's Designees to be elected or appointed to the Company's Board of Directors as provided above.

               It is expected that Purchaser's Designees may assume office at any time following the purchase by Purchaser of the specified minimum number of each class of Shares pursuant to the Offer, which purchase cannot be earlier than Thursday, October 30, 1997.

               This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.


                   GENERAL INFORMATION REGARDING THE COMPANY

               The Company has three classes of voting securities outstanding:
Common Stock, Series A Preferred Stock and Series B Preferred Stock. The holders of Common Stock and Series B Preferred Stock are entitled to one vote per share and the holders of Series A Preferred Stock are entitled to four-tenths of one vote per share. Subject to certain exceptions, all Shares vote together as a single class. As of September 25, 1997, there were 14,113,623 shares of Common Stock, 13,793 shares of Series A Preferred Stock and 749,486 shares of Series B Preferred Stock issued and outstanding (exclusive of treasury shares) and an aggregate 1,622,050 shares of Common Stock were reserved for issuance pursuant to the Stock Plans (as defined in the Merger Agreement). Currently, the Board of Directors of the Company consists of ten members. The Board of Directors is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.


              DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors of the Company

               The names of the current directors, their ages as of September 29, 1997 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of shares by Purchaser pursuant to the Offer.






Name of Director    Age    Director Since    Principal Employment During the Past Five Years
----------------    ---    -------------     -----------------------------------------------
Directors Continuing in Office until the 2000 Annual Meeting

Robert T. Craig      69               1997   Various senior executive positions with TRW, Inc.,
                                             from 1972-1987, retiring in 1987; Vice President and
                                             Division General manger of TRW's Power
                                             Accessories Division from 1975 to 1987.

Paul L. Foster       68               1992   Chairman of the Board and Chief Executive Officer
                                             of the Company from June 1997 to present; Professor
                                             of Finance and former Dean, College of Business
                                             Administration, Saint Joseph's University,
                                             Philadelphia, Pennsylvania; a director of Wheeling
                                             Jesuit College, Wheeling, West Virginia; a member
                                             of the General Accounting Office Research,
                                             Education and Advisory Committee; and retired Rear
                                             Admiral, United States Navy.

Ralph A. Rockow      63               1997   Chairman of the Board and President of Exodyne
                                             Inc., from 1982 to the present; Chairman or
                                             Chairman and President of each of Exodyne's four
                                             wholly owned operating subsidiaries from 1982 to the
                                             present; Group President of the Government and
                                             Technical Products Group of the Company from 1976
                                             to 1982.

Directors Continuing in Office until the 1999 Annual Meeting

Jack C. Crim         67               1983   President and Chief Operating Officer of the
                                             Company from April 1983 to the present; and
                                             Executive Vice President and Chief Operating Officer
                                             of the Company from May 1982 to 1983.

Alex Stamatakis      64               1994   Chairman of the Board of Stamatakis Industries, Inc.
                                             (principally real estate investments).  Mr. Stamatakis
                                             was a director of the Company from October 1985
                                             until February 1993.

Donald J. Ulrich     60               1991   Owner and Vice Chairman of Ventura Coastal
                                             Corporation (fruit processing); Chairman of RSI, Inc.
                                             (medical services); General Partner of RBDGD (real
                                             estate development); Chief Operating Officer of Mid-Atlantic
                                             Coca-Cola Bottlers, Inc., Washington, D.C.,
                                             1985 to 1988; and Senior Vice President of Bottler
                                             and National Sales of Coca-Cola USA, 1982 to 1985.

Directors Continuing in Office until the 1998 Annual Meeting

Fred Israel          70               1993   Retired in 1993 as a senior partner of Israel and
                                             Raley, Chartered (attorneys); a member of the
                                             International Board of Governors of Tel Aviv
                                             University, Tel Aviv, Israel; a member of the Board
                                             of Visitors, University of Maryland--School of
                                             Music, College Park, Maryland; a director and
                                             Chairman of the Academic Committee of Wheeling
                                             Jesuit College, Wheeling, West Virginia; and a
                                             director of MicroAge, Inc. (computer hardware and
                                             software development, sales and service).

Joseph A. Orlando    69               1992   Independent financial consultant and former President
                                             of Whitehead Associates (venture capital, real estate,
                                             and securities investments).

John W. Stodder      74               1970   Corporate finance and merger/acquisition consultant;
                                             manager of private investments; Vice Chairman,
                                             Emeritus of Josten's, Inc. (manufacturer of
                                             educational and motivational products); a director of
                                             Trans Leasing International, Inc. (medical and office
                                             products leasing); and a director of Stevens
                                             International, Inc. (manufacturer of web-fed printing
                                             and packaging equipment and currency printing
                                             systems).

David Victor         55               1985   Of Counsel, Osborn Maledon, P.A. (attorneys).
                                             Prior to joining this law firm in May 1996, Mr.
                                             Victor had been a member of Meyer, Hendricks,
                                             Victor, Ruffner & Bivens, P.L.C. since May 1995
                                             (attorneys).  Prior to May 1995, Mr. Victor was a
                                             member of Meyer, Hendricks, Victor, Osborn &
                                             Maledon, P.A. (attorneys).




Information Regarding the Board of Directors and Committees

               During the Company's fiscal year ending December 31, 1996 there were 13 meetings of the Board of Directors. All of the directors attended at least 80% of the Board meetings, as well as meetings of committees on which they served, and average attendance was 95%. There is no family relationship between any director or executive officer of the Company.

               The Board of Directors has established the following committees and retains the authority to establish additional committees from time to time:

Audit Committee

               The Audit Committee currently consists of four directors--Messrs. Craig, Orlando, Stamatakis and Victor--none of whom is an officer or employee of the Company or affiliates. The Audit Committee held two meetings in 1996. The primary function of the Audit Committee is to provide an opportunity for direct communication between the Board of Directors and the Company's independent auditors. The Audit Committee deals with the accuracy and completeness of the Company's financial statements and related matters. It meets with the independent auditors and from time to time reviews with management and the independent auditors the procedures established for the preparation, review and auditing of the Company's financial reports. Finally, the Audit Committee makes recommendations to the Board of Directors regarding the appointment of a firm of independent auditors.

Executive Compensation Committee

               The Executive Compensation Committee (the "Compensation Committee") was organized to establish executive compensation levels, to administer and manage the Company's incentive compensation plans and to determine the individuals to whom incentive awards should be granted and the terms of such awards. The Compensation Committee, which held two meetings in 1996, currently consists of Messrs. Israel, Orlando, Rockow and Ulrich. See the "Executive Compensation Committee Report" under "Executive Compensation" in the Company's Definitive Proxy Statement, dated April 11, 1997 (the "1997 Proxy Statement") for information on the Compensation Committee's 1996 compensation determination for executive officers. A copy of such portion of the 1997 Proxy Statement is filed as Exhibit A to the Schedule 14D-9 and the portions thereof referred to herein are incorporated by reference(*).

---------------
(*) As of the date of the 1997 Proxy Statement, Mr. William H. Mallender was Chairman of the Board and Chief Executive Officer of the Company. Mr. William H. Mallender was not re-elected to the Board of Directors at the 1997 Annual Meeting and subsequently resigned as an officer of the Company. On June 9, 1997, Admiral Paul L. Foster succeeded Mr. Mallender as Chairman of the Board and Chief Executive Officer of the Company.

Nominating Committee

               The Company does not have a standing Nominating Committee. The function of nominating directors is carried out by the entire Board of Directors. Pursuant to the Company's Bylaws, a stockholder may nominate persons for election as director, provided that the stockholder (i) is a stockholder of record at the time of the nomination and is entitled to vote at the meeting of stockholders for the Board seat to which the nomination relates, and (ii) complies with the notice procedures of Article II,
Section 8 of the Bylaws. That section as currently in effect provides that the nominating stockholder must deliver notice of the nomination to the Company's Secretary not earlier than the 90th day nor later than the 60th day prior to the first anniversary of the preceding year's annual meeting.
The required notice must contain certain information, including information about the nominee, as prescribed in the Bylaws. The Bylaws are subject to amendment from time to time.

Director Compensation

               Employee directors receive no compensation for service on the Board or its committees. Non-employee directors are paid a retainer at the rate of $27,000 per year and fees of $1,000 for each Board meeting in which a director participates and $650 for each committee meeting in which a director participates. Travel and related expenses incurred by directors in connection with Board or committee meetings are reimbursable by the Company.

               Pursuant to the Company's 1996 Non-Employee Director Stock Plan (the "Director Plan"), on the first business day of the month following the Annual Meeting of Stockholders of the Company for that year, each non-employee director of the Company is automatically granted 1,000 shares of Common Stock, subject to certain restrictions as described below ("Director Restricted Stock"), and an option to purchase 1,000 shares of Common Stock ("Director Options").

               A director may not sell, transfer, pledge, assign or otherwise alienate, other than by will or the laws of descent and distribution, any shares of Director Restricted Stock if such transaction would cause the fair market value of all Common Stock then owned by the director to be less than five times the then current annual cash retainer paid to non-employee directors. If a director ceases to be a director by reason of death, disability, completion of his elected term of office, or failure to be reelected as a member of the Board of Directors, any Director Restricted Stock held by that director will not be subject to the foregoing restrictions. If the director ceases to be a director for any reason other than those stated in the preceding sentence, any Director Restricted Stock held by that director as of that date immediately will be forfeited. A non-employee director will also receive a cash payment in the year in which the value of the Director Restricted Stock is included in the director's gross income. The amount of this payment will equal the income and self-employment taxes (calculated at the highest marginal tax rate) on the amount included in the director's gross income as a result of the receipt of the Director Restricted Stock and the cash payment itself.

               The exercise price per share of the Director Options is the fair market value of the Common Stock on the relevant grant date. Directors will be entitled to exercise Director Options within the time period beginning at the end of the sixth month following the date the option is granted, and ending on the fifth anniversary date of its grant, unless the option is earlier terminated, forfeited, or surrendered.

               If a director ceases to be a director by reason of death, disability, completion of his elected term of office, or failure to be reelected as a member of the Board of Directors, any Director Options held by that director will remain exercisable at any time prior to their expiration date or for one (1) year after the date the director ceases to be a director for such reasons, whichever period is shorter. If a director ceases to be a director for any reason other than those stated in the preceding sentence, any Director Options held by that director as of that date immediately will be forfeited. No Director Option may be sold, transferred, pledged, assigned, or otherwise alienated, other than by will or by the laws of descent and distribution.

               The Talley Industries, Inc. Retirement Plan (Directors Only) (the "Directors' Retirement Plan") provides non-employee directors deferred compensation in recognition of personal services rendered if they have served as a director of the Company for at least five years. Based upon compensation received solely for being a director, the Directors' Retirement Plan provides each non-employee director a retirement benefit based on his years of service as a director and his eligible compensation for the full year of service during which his compensation was the highest within the three years immediately preceding his retirement or termination. The Directors' Retirement Plan was amended effective as of January 1, 1991 and, as a result, directors who retired on or before that date and certain other directors do not receive the retirement benefit. The Company has the right to prospectively amend or discontinue the Directors' Retirement Plan. In addition, non-employee directors receive benefits under a medical plan and a business travel and accident insurance policy provided by the Company. Effective January 1, 1994, each non-employee director who has served as a director of the Company for at least five years will be covered under the Company's group life insurance plan so long as he continues to serve as a non-employee director; when service on the Board of Directors ends on or after attaining age 70, such directors are entitled to a lump sum payment from the Company of $50,000.

               Each non-employee director who has served as a director of the Company for at least five years also participates in a charitable awards program. The program is funded by the Company's group life insurance plan referred to above. The plan provides for an additional $50,000 death benefit for each director covered for charitable purposes. This coverage will remain in effect even if the director no longer serves as a non-employee director. Upon the death of a director, the Company donates one-half of the $50,000 benefit to one or more qualifying organizations designated by the director. The remaining one-half of the benefit is contributed to the Talley Industries, Inc. Foundation. If a director does not designate a qualifying charity, the entire $50,000 benefit is contributed to the Talley Industries, Inc. Foundation. Individual directors derive no financial benefit from this program since all charitable deductions relating to the contributions accrue solely to the Company and the cost of the program to the Company is insignificant.

               In connection with the refinancing of substantially all of the Company's debt in October 1993, the Company formed a holding company subsidiary, Talley Manufacturing and Technology, Inc. ("Talley Manufacturing") to own all of the capital stock of all of the Company's non-real estate subsidiaries. Since December 1993, directors of the Company have also served as directors of Talley Manufacturing, but do not receive any additional compensation for serving as directors of Talley Manufacturing. Pursuant to a cost sharing agreement between the Company and Talley Manufacturing, Talley Manufacturing either bears or reimburses the Company for the compensation and expense of the directors of the Company.

Executive Officers of the Company

               Set forth below are the names, ages, positions with the Company and employment histories of the executive officers of the Company. Positions listed are with the Company unless otherwise noted. The information provided is as of September 29, 1997.

Name                        Age      Offices                    Business Experience
----                        ---      -------                    -------------------

Paul L. Foster               68      Chairman of the            Chairman of the Board and Chief Executive
                                     Board and Chief            Officer from June 1997 to present; Professor
                                     Executive Officer          of Finance and former Dean, College of
                                     (1997)                     Business Administration, Saint Joseph's
                                                                University, Philadelphia, Pennsylvania; a
                                                                director of Wheeling Jesuit College, Wheeling,
                                                                West Virginia; a member of the General
                                                                Accounting Office Research, Education and
                                                                Advisory Committee; and retired Rear
                                                                Admiral, United States Navy.

Jack C. Crim                 67      President (1983) and       President (1983); Chief Operating Officer
                                     Chief Operating            (1982); Executive Vice President (1983-1982);
                                     Officer (1982)             President, Townsend Division, Textron, Inc.
                                                                (diversified manufacturer) (1982-1980); Group
                                                                Vice President, Textron, Inc. (1980-1973).

Mark S. Dickerson            45      Vice President             Vice President (1993); Secretary and General
                                     (1993), General            Counsel (1982); Assistant Counsel (1982-1978).
                                     Counsel and
                                     Secretary (1982)

Kenneth May                  55      Vice President (1993)      Vice President (1993); Controller (1982);
                                     and Controller (1982)      Assistant Controller (1981); Director of
                                                                Planning and Business Analysis (1981-1978).

Daniel R. Mullen             56      Vice President (1993)      Vice President (1993); Treasurer (1982); Vice
                                     and Treasurer (1982)       President of Finance, Southwest Pipe and
                                                                Supply Company (pump manufacturer) (1982);
                                                                Treasurer and Chief Financial Officer,
                                                                AMERCO (equipment rental) (1982-1970).




               There are no family relationships between any of the executive officers or directors of the Company. All officers of the Company are elected each year at the meeting of the Board of Directors of the Company, held in connection with the annual meeting of stockholders, to serve at the pleasure of the Board of Directors of the Company. Admiral Foster, however, is employed by the Company pursuant to a written employment contract for a term expiring on June 9, 1998. Information regarding Admiral Foster's contract is described below in "Benefit Plans--Executive Employment Contracts." There are no agreements or understandings between any officer of the Company and any person other than the Company pursuant to which he was selected as an officer of the Company.

               There have been no events under any bankruptcy or insolvency law, no criminal proceedings and no judgments, orders or injunctions relating to securities or commodities activities or business practices material to the evaluation of the ability or integrity of any officer of the Company during the past five years.


                  SECURITIES OWNERSHIP OF MANAGEMENT AND


                         CERTAIN BENEFICIAL OWNERS

Securities Owned By Management

               The following table sets forth information as of September 25, 1997 regarding the beneficial ownership of the Company's voting securities by the directors of the Company, each executive officer (other than William H. Mallender) named in the Summary Compensation Table that appears under "Executive Compensation--Summary Compensation Table" (collectively, the "Named Executive Officers") and all directors and executive officers as a group.

                                                        Number of Shares of Common        Percent of Shares of
Name of Beneficial Owner                                         Stock(1)                   Common Stock(2)
------------------------                                ----------------------------      ---------------------

Ralph A. Rockow(3).................................               350,000                         2.48%
Jack C. Crim(4)....................................               294,677                         2.09%
Daniel R. Mullen(5)................................               172,792                         1.22%
Kenneth May(6).....................................               145,642                         1.03%
Mark S. Dickerson(7)...............................               135,661                         *
Paul L. Foster(8)..................................                14,000                         *
Alex Stamatakis(8).................................                10,250                         *
Donald J. Ulrich, Jr.(8)...........................                 9,300                         *
John W. Stodder(8)(9)..............................                 7,950                         *
David Victor(8)....................................                 7,750                         *
Fred Israel(8).....................................                 6,000                         *
Joseph A. Orlando(8)...............................                 5,250                         *
Robert T. Craig....................................                 1,000                         *
All Directors and Executive Officers(10)...........             1,160,272                         8.21%

---------------
(1) The Common Stock listed includes shares under options exercisable on September 25, 1997 and options which will become exercisable within 60 days thereafter. None of the executive officers or directors owns any shares of Preferred Stock. Unless otherwise noted below, each beneficial owner of Common Stock has sole investment and voting power with respect to the shares listed, subject to community property laws where applicable.

(2) Percentages indicated by an asterisk are less than one percent of the class.

(3) The stock listed includes 50,000 shares of Common Stock owned by Mr. Rockow directly and 300,000 shares of Common Stock owned by Mr. Rockow indirectly through Exodyne Inc.

(4) The stock listed includes 270,906 shares of Common Stock owned by Mr. Crim directly and 23,771 shares of Common Stock held in trust for the benefit of Mr. Crim under the Talley Savings Plus plan.

(5) The stock listed includes 143,842 shares of Common Stock held by Mr. Mullen in a revocable living trust with respect to which Mr. Mullen shares investment power and voting power with his wife and 9,600 shares held by a custodian for his two sons under the Uniform Transfers to Minor Act ("UTMA"). Mr. Mullen disclaims beneficial ownership of all shares held for his sons under the UTMA. The stock listed also includes 19,350 shares of Common Stock held in trust for the benefit of Mr. Mullen under the Talley Savings Plus plan.

(6) The stock listed includes 125,000 shares of Common Stock owned by Mr. May directly and 20,642 shares of Common Stock held in trust for the benefit of Mr. May under the Talley Savings Plus plan.

(7) The stock listed includes 122,698 shares of Common Stock held by Mr. Dickerson in a revocable living trust with respect to which Mr. Dickerson shares investment power and voting power with his wife. In addition, the stock listed includes 12,963 shares of Common Stock held in trust for the benefit of Mr. Dickerson under the Talley Savings Plus plan.

(8) The stock listed includes 2,000 shares of Director Restricted Stock and 2,000 shares of Common Stock under exercisable options granted pursuant to the Director Plan.

(9) The stock listed includes 3,950 shares of Common Stock held in two separate trust funds in broker name with respect to which Mr. Stodder shares investment power and voting power with his wife.

(10) The current executive officers (five persons) and directors as a group own 1,069,546 shares of Common Stock directly or as described herein and have rights to acquire 14,000 shares of Common Stock under exercisable options. In addition, 76,726 shares of Common Stock are held in trust for the benefit of the executive officers of the Company under the Talley Savings Plus plan.

Securities Owned By Beneficial Owners

               The following table sets forth information as of September 25, 1997 regarding the only persons known to the Company to own beneficially more than five percent of the total number of the outstanding shares of any class (or series in the case of the Preferred Stock) of the Company's voting securities:

                                                                                    Amount and
                                                                                    Nature of
                             Name and Address of                                    Beneficial                 Percent of
Title of Class/Series        Beneficial Owner                                      Ownership(1)               Class/Series
---------------------        -------------------                                   ------------               ------------

Series A                     Sanford B. Kaynor
                             c/o Fiduciary Trust Co. of New York
                             P.O. Box 3199
                             Church Street Station
                             New York, NY 10008                                         9,622                     69.76%

Series B                     Elliott Associates, L.P.
                             712 Fifth Avenue
                             36th Floor
                             New York, NY 10019                                       142,100                     18.96%

Common Stock                 Marshall & Ilsley Trust Company of Arizona,
                             Trustee
                             Talley Savings Plus Plan
                             One East Camelback Road
                             Suite 340
                             Phoenix, AZ 85012                                      1,804,015(2)                  12.78%

                             John J. McMullen
                             9204 Sloane Street
                             Orlando, FL 32827                                      1,705,849                     12.09%

                             Saad A. Alissa
                             P.O. Box 192
                             Alkhobar 81962
                             Saudi Arabia                                           1,121,000(3)                   7.94%

---------------
(1) In presenting the information set forth in this table and the notes thereto, the Company has relied in part upon statements of the persons or entities named therein filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. For purposes of this table, Preferred Stock has not been deemed converted to Common Stock in calculating the beneficial ownership of Common Stock. Unless otherwise noted below, each beneficial owner has sole investment and voting power with respect to the shares listed, subject to community property laws where applicable.

(2) Marshall & Ilsley Trust Company of Arizona holds the Common Stock as Trustee for the Talley Savings Plus plan (the Company's 401(k) plan). Voting rights with respect to shares of Common Stock held by the Talley Savings Plus plan that have been allocated to employee accounts are passed through to employee participants who have the right to direct the trustee's voting of such shares. Allocated shares as to which the Trustee does not receive instructions and unallocated shares are voted by the Trustee in its sole discretion. The Trustee has the power to dispose of shares held by the plan.

(3) Mr. Alissa is the beneficial owner of 1,121,000 shares of Common Stock. This amount includes 365,900 shares of Common Stock owned by General Investors Limited ("GIL"), which is wholly owned by Mr. Alissa and 721,000 shares of Common Stock owned by Financial Investors Limited ("FIL"), which is wholly owned by Abdullatif Ali Alissa, Est. (the "Establishment"). Mr. Alissa is President of the Establishment. The Establishment, Mr. Alissa and FIL share the investment and voting power of the 721,100 shares of Common Stock owned by FIL. Mr. Alissa and GIL share the investment and voting power of the 365,900 shares of Common Stock owned by GIL. The foregoing information is based solely upon the filings made by Mr. Alissa and his various affiliated entities with the SEC under Section 13 of the Exchange Act.



Executive Compensation

               The following table describes all compensation awarded to, earned by or paid to the Company's then Chief Executive Officer and the four most highly compensated executive officers of the Company other than the Chief Executive Officer during the three most recently completed fiscal years. The Executive Compensation Committee Report set forth in the 1997 Proxy Statement describes the compensation policies applicable to the Company's executive officers (including the Named Executive Officers) and discusses the Committee's bases for the Chief Executive Officer's compensation for the last completed fiscal year.





                        Summary Compensation Table
                                                                                  Long-Term Compensation
                                                                            -------------------------------------
                                              Annual Compensation                     Awards
                                        ---------------------------------   -------------------------
                                                                                           Number of
                                                             Other Annual    Restricted    Securities     Payouts      All Other
                                                             Compensation     Stock       Underlying       LTIP      Compensation
Name and Principal Position    Year    Salary    Bonus(1)        (2)           Award(s)    Options/SARS   Payouts(3)       (4)
---------------------------    ----    ------    -------     ------------    ----------   -------------   ---------  ------------

William H. Mallender........   1996   $495,000   $311,058       $1,082,070           $0              0     $637,500     $1,434,507
Chairman and CEO
                               1995    475,000    300,861                0            0              0            0        246,639
                               1994    415,000    329,635                0            0              0            0        625,688

Jack C. Crim................   1996    370,000    232,508          811,553            0              0      478,125      1,048,894
President and COO
                               1995    355,313    224,886                0            0              0            0        215,976
                               1994    311,250    247,226                0            0              0            0        186,057

Mark S. Dickerson...........   1996    180,000     56,556          543,215            0              0      318,750         13,618
Vice President, Secretary
and General Counsel
                               1995    176,250     54,702                0            0              0            0          7,466
                               1994    165,000     65,530                0            0              0            0          6,622

Kenneth May.................   1996    150,000     47,130          545,144            0              0      318,750         14,210
Vice President and
Controller
                               1995    147,500     45,585                0            0              0            0          9,679
                               1994    140,000     55,601                0            0              0            0          9,427

Daniel R. Mullen............   1996    150,000     47,130          544,587            0              0      318,750         14,132
Vice President and
Treasurer
                               1995    147,500     45,585                0            0              0            0          9,707
                               1994    140,000     55,601                0            0              0            0          9,452

------------------
(1) The bonus for 1996 was based on performance in that year but was determined and paid in 1997 pursuant to the Executive Incentive Plan described in the Executive Compensation Committee Report. See "Executive Compensation Committee Report--Annual Incentive Compensation" in the 1997 Proxy Statement. The bonuses for 1995 and 1994 were based on performance on each of those years but were determined and paid in 1996 and 1995, respectively, pursuant to incentive plans similar to the Executive Incentive Plan.

(2) The amount reported as "Other Annual Compensation" represents payments for the benefit of each Named Executive Officer for estimated tax liability resulting from a "qualified" incentive bonus paid in 1996. See
    "Executive Compensation Committee Report--Stock Based Incentive Compensation" in the 1997 Proxy Statement. The amount reported also represents payments for the benefit of each Named Executive Officer
    (other than Mr. Mallender and Mr. Crim) for estimated tax liability resulting from certain FICA earnings for each officer under the Retirement Plan, and the Executive Restoration Plan, described under "Retirement Plan" below.

(3) The amount reported represents a "qualified" incentive bonus paid in 1996. See "Executive Compensation Committee Report--Stock Based Incentive Compensation" in the 1997 Proxy Statement.

(4) The amount reported in the "All Other Compensation" column includes the Company's 50% matching contributions to the Talley Savings Plus plan ("TSP") and insurance premiums (life, medical and long-term disability) paid in excess of those paid on behalf of other employees. This column also includes current (i.e., present value) payments to Mr. Mallender and Mr. Crim under the Restoration Benefit Plan described under "Retirement Plan" and "Executive Employment Contract" below. Except for these present value payments, Mr. Mallender and Mr. Crim will not receive any other retirement income under the Restoration Benefit Plan. The amount reported in this column for each of the Named Executive Officers is quantified for 1996 as follows: Mr. Mallender:
    Restoration Benefit Plan, $1,399,728; insurance premiums, $31,029; and TSP contributions, $3,750. Mr. Crim: Restoration Benefit Plan, $1,030,064; insurance premiums, $15,080; and TSP contributions, $3,750. Mr. Dickerson: insurance premiums, $9,868; and TSP contributions, $3,750. Mr. May: insurance premiums, $10,460; and TSP contributions,
    $3,750. Mr. Mullen: insurance premiums, $10,382; and TSP contributions, $3,750.


Executive Compensation Committee Interlocks and Insider Participation

               Mr. Stamatakis served as a member of the Executive Compensation Committee from May 1994 until July 1996. The Company paid $189,000 in consulting fees and related expenses to Mr. Stamatakis for services relating to international business matters that were performed during the fiscal year ended December 31, 1996. Mr. Stamatakis traveled to Europe and the Far East on behalf of the Company to explore possible opportunities for the sale of its products and services. Mr. Stamatakis was an officer of two of the Company's subsidiaries from 1963 to 1971, but he has not served as a Company employee since that time.

               There are no interlocking relationships between any executive officers of the Company and any entity whose directors or executive officers currently serve on the Company's Board of Directors and/or Compensation Committee.

Option Exercises and Values

               The following table sets forth information with respect to the Named Executive Officers concerning the exercise of stock options during fiscal year 1996 and the number of shares of Common Stock represented by outstanding stock options held by each of the Named Executive Officers as of December 31, 1996.(1)


   Aggregated Option/SAR Exercises In Last Fiscal Year and Fiscal Year End
                               Option/SAR Values



                                                      Number of Shares Underlying            Value of Unexercised
                                                       Unexercised Stock Options         In-the-Money Stock Options at
                                                         at December 31, 1996                December 31, 1996(3)
                                                     ------------------------------      ------------------------------
                     Number of
                  Shares Acquired       Value
Name                on Exercise      Realized(2)     Exercisable      Unexercisable      Exercisable      Unexercisable
----              ---------------    -----------     -----------      -------------      -----------      -------------

Mr. Mallender.         150,000          $600,000        $83,750             0                 $0                $0
Mr. Crim......         112,500           450,000              0             0                  0                 0
Mr. Dickerson.          75,000           300,000              0             0                  0                 0
Mr. May.......          75,000           300,000              0             0                  0                 0
Mr. Mullen....          75,000           300,000              0             0                  0                 0

----------------
(1) No Stock Appreciation Rights ("SARs") are held by any of the Named Executive Officers.

(2) The value realized upon exercise is the difference between the closing price of the Common Stock on the New York Stock Exchange on the exercise date ($8.25) and the exercise price of the option.

(3) In accordance with SEC regulations, the value of the unexercised "in-the-money" stock options is calculated by multiplying the number of underlying shares by the difference between the closing price of the Common Stock on the New York Stock Exchange on December 31, 1996 ($7.375) and the exercise price of these shares.




                                 BENEFIT PLANS

Executive Employment Contract

               Admiral Foster is employed by the Company pursuant to a written employment contract for a term expiring on June 9, 1998. The contract permits the Company to terminate his services at any time upon one months' notice. Such termination entitles Admiral Foster to a lump sum payment equal to the balance of his base salary and certain health benefits and life and long-term disability insurance coverage through June 9, 1998. The base salary payable to Admiral Foster under his employment contract is $400,000. In addition, the Company provides, unless earlier terminated, Admiral Foster with certain health benefits and life and long-term disability insurance coverage through August 31, 1998.

               Mr. Mallender, the former Chief Executive Officer, was employed by the Company pursuant to a written employment contract for a term expiring
on May 21, 2000.   The contract permitted the Company to terminate his
services at any time upon six months' notice. The termination entitled Mr. Mallender to a lump sum payment equal to two years of employment compensation including salary and any bonus and incentive awards. In the event of a Change in Control of the Company (as defined in the employment contract), Mr. Mallender was entitled to receive a lump sum equal to 2.5 times his then existing employment compensation (including salary and any bonus and incentive awards, adjusted for tax payments in certain circumstances) if he elected to terminate the employment agreement within 24 months after such Change in Control or if the Company terminated Mr. Mallender's employment following such Change in Control. The base salary payable to Mr. Mallender under his employment contract was $495,000. In addition, any change to any pension or retirement plan of the Company would not affect benefits payable to Mr. Mallender or his designees. Mr. Mallender and his family, legal representatives, assignees and other beneficiaries were also entitled to participate and receive benefits under pension or retirement plans, or group life, health or accident plans available generally to executives of the Company and their families, legal representatives, assignees and other beneficiaries. Finally, if Mr. Mallender were unable to perform his duties because of death or mental or physical incapacity, a disability payment equal to his then existing salary was payable for a period of one year.

               Pursuant to the terms of his employment contract and other arrangements entered into in connection with the termination of his employment from the Company, Mr. Mallender received a payment of approximately $5,800,000 and certain other employee benefits. At the same time, Mr. Mallender and the Company executed a mutual release of certain claims.

Retirement Plan

               The following table shows the estimated annual benefits payable under the Company's Retirement Plan (the "Retirement Plan") for participating employees, including the Named Executive Officers, in specified remuneration and years of service classifications for retirement at age 65 in 1997. The amounts shown include the additional benefits payable under the Executive Restoration Benefit Plan described below. Except for the present value payments reported in column (i) of the Summary Compensation Table, Mr. Mallender and Mr. Crim will not receive any other retirement income under the Restoration Benefit Plan described below:


                              Pension Plan Table




                                           Years of Service(1)
                       ---------------------------------------------------
 Remuneration(2)          15            20           25         30 and Over
 ---------------       --------      -------      -------      -----------

$125,000..........      $24,593      $32,790      $40,988          $49,186
$150,000..........       29,951       39,935       49,918           59,902
$175,000..........       35,309       47,079       58,848           70,618
$200,000..........       40,667       54,223       67,779           81,334
$225,000..........       46,025       61,367       76,709           92,051
$250,000..........       51,383       68,511       85,639          102,767
$300,000..........       62,100       82,800      103,500          124,119
$500,000..........      104,965      139,953      174,941          209,929

-----------------
(1) As of December 31, 1996, the full years of credited service for each of the Named Executive Officers were as follows: Mr. Mallender--25 years; Mr. Crim--14 years; Mr. Dickerson--18 years; Mr. May--18 years; and Mr. Mullen--14 years.

(2) For purposes of this table it is assumed that final average compensation will be 89.3% of the final earnings.

               The compensation covered by the Retirement Plan includes all wages, salaries and bonuses. The compensation of the Named Executive Officers used to calculate the benefits in this table would be the salaries and bonuses reported in columns (c), (d) and (h) of the Summary Compensation Table. Benefits under the Retirement Plan are not subject to deduction for Social Security or other offset amounts.

               The Internal Revenue Code places certain limitations on pensions which may be paid to certain highly compensated employees under qualified plans. Retirement benefits under the Retirement Plan which exceed such limitations are paid by Talley Manufacturing outside the Retirement Plan as an operating expense under the Restoration Benefit Plan and the Executive Restoration Benefit Plan. The Restoration Benefit Plan was adopted during the fiscal year ended March 31, 1976, was amended and restated effective January 1, 1985, and was thereafter amended several times. As of December 31, 1996, the only participants in the Restoration Benefit Plan are Mr. Mallender and Mr. Crim. The Executive Restoration Benefit Plan became effective on January 1, 1996. As of December 31, 1996, the participants in the Executive Restoration Benefit Plan are a number of key employees selected by the Executive Compensation Committee, including Mr. Dickerson, Mr. May and Mr. Mullen. The retirement benefits provided by these restoration benefit plans are contractual obligations of Talley Manufacturing.

               The foregoing table was calculated on a straight-life annuity basis. Key employees (other than Mr. Mallender and Mr. Crim) selected by the Executive Compensation Committee may, upon retirement from the Company, receive supplemental annuity payments from Talley Manufacturing in addition to payments received under the Retirement Plan. The supplemental annuity payments will be made in amounts necessary to increase the joint-life annuity payable under the Retirement Plan to the amount that would be payable under a single-life annuity, with such supplemental payments being made on a joint-life basis.


               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

               Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Officers, directors and greater than ten-percent stockholders are required by the SEC regulation to furnish the Company with copies of all
Section 16(a) forms they file.

               Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, during fiscal year 1996, all filings required by its officers, directors and greater than ten-percent stockholders under Section 16(a) of the Exchange Act were timely filed.

               INFORMATION WITH RESPECT TO PURCHASER'S DESIGNEES

               As of the date of this Information Statement, Purchaser has not determined who will be Purchaser Designees. However, Purchaser Designees shall be selected from among the following persons.

               The following table sets forth the name, business address, present principal occupation and material positions and occupations within the past five years of the persons who may be Purchaser Designees. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at the offices of Parent or Purchaser, 101 West Bern Street, Reading, Pennsylvania 19601. Positions listed are with the Parent unless otherwise noted. None of the persons listed below owns any Common Stock or Preferred Stock.

                                      Present Principal Occupation or Employment, Material Positions Held During Past
Name                                  Five Years, and Business Address Thereof
----                                  --------------------------------------------------------------------------------

Edward B. Bruno                       Controller, 1975 to present.

Robert W. Cardy                       Chairman of the Board, 1992 to present; President and Chief
                                      Executive Officer, 1992 to present; President and Chief Operating
                                      Officer, 1990 to 1992; Director, 1990 to present.

G. Walton Cottrell                    Senior Vice President-Finance and Chief Financial Officer, 1993 to
                                      present; Vice President-Finance and Chief Financial Officer, 1989 to
                                      1993.

Robert J. Dickson                     Treasurer, 1997 to present; Senior Vice President and Chief Financial
                                      Officer of Dynamet, Inc., 1994 to 1997; Vice President-Finance,
                                      Chief Financial Officer and Treasurer of Dynamet, Inc., 1989 to
                                      1994.

Dennis M. Draeger                     Senior Vice President-Steel Operations, 1996 to present; President of
                                      Worldwide Floor Products Operations, Armstrong World Industries,
                                      Inc. from 1994 to 1996; Group Vice President, Floor Products
                                      Operations, Armstrong World Industries, Inc. from 1988 to 1993;
                                      Director from 1992 to 1996.

Dr. Nicholas F. Fiore                 Senior Vice President-Engineered Products Group, 1996 to present;
                                      Senior Vice President-Strategic Businesses, 1993 to 1996; Vice
                                      President-Research and Corporate Development, 1991 to 1993.

Robert W. Lodge                       Vice President-Human Resources, 1991 to present.

John R. Welty                         Vice President, General Counsel and Secretary, 1993 to present;
                                      General Counsel and Secretary, 1992 to 1993; General Counsel and
                                      Assistant Secretary, 1991 to 1992.